United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐    No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes    ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	10

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SHAREHOLDERS DEBENTURES 1H19 3

www.vale.com vale.ri@vale.com Tel.: (55 21) 3485-3900 Investor Relations Department André Figueiredo Andre Werner Samir Bassil Mariana Rocha Any additional information about the shareholders debentures, including the Prospectus for Public Trading of Shareholders Debentures, can be obtained on our website, www.vale.com/Investors/Equity and Debt/Shareholders debentures, from GDC Partners Serviços Fiduciários DTVM Ltda. as fiiduciary agent for the debentures, www.gdcdtvm.com.br, and from the CVM (Brazilian Securities and Exchange Commission). 4 Ticker code: CVRDA6

First half of 2019 (1H19)

Rio de Janeiro, September 30th, 2019 – Vale will pay today, R$ 393,964,314.53, equivalent to R$ 1.013911035 per shareholder debenture, related to the total remuneration for the period between January and June of 2019 (1H19). The financial settlement will occur on October 1st, 2019.

The total remuneration for 1H19 refers to (i) 1.25% of the net revenues from the sale of copper concentrate from the Sossego mine; and (ii) 1.80% of the net revenues from the sale of iron ore from the Northern System.

Shareholders debentures remuneration

6-month period ending on June 30th, 2019 (R$)	
Remuneration on copper concentrate	11,192,359.35
Remuneration on iron ore from the Northern System	382,771,955.18
Remuneration on disposal of mining rights	0.00
Total remuneration	**393,964,314.53**
Remuneration per debenture	**1.013911035**

Remuneration of shareholders' debentures

R$/shareholders' debenture – 2H12/1H19



0.03
0.02
0.32
0.41
0.32
0.26
0.33
0.42
0.62
0.58
0.69
0.67
0.98
1.01
2H12
1H13
2H13
1H14
2H14
1H15
2H15
1H16
2H16
1H17
2H17
1H18
2H18
1H19

Income tax will be charged on the amount to be paid to debenture holders, as fixed-income investments, applying the rate in relation to the individual situation of the beneficiary, with the exception of those who can provide legal, unequivocal, and proof that they are exempt or subject to a differentiated taxation.

Annual remuneration of shareholders debentures

Year	Per debenture (R$)	Total amount (R$)
2011	0.057	22,372,791.36
2012	0.057	22,260,404.79
2013	0.341	132,642,793.33
2014	0.732	284,859,604.30
2015	0.594	230,899,093.47
2016	1.043	405,149,990.84
2017	1.270	493,550,875.87
2018	1.654	642,842,084.48
1H19	1.014	393,964,314.53

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Iron ore

In 1H19, sales of iron ore totaled 117.1 Mt out of which 81.1 Mt correspond to the sales volumes in the Northern System. Sales of Vale's iron ore, net of maritime freight costs, totaled R$ 34.4 billion in 1H19, out of which R$ 24.4 billion correspond to the Northern System. After applying the discounts provided in the Deed of Debentures to calculate the net revenues, among which R$ 2.5 billion are related to transportation expenses, and the percentage of 1.8%, the value of the remuneration related to net revenues of iron ore from the Northern System is R$ 382.8 million.

Remuneration on iron ore

R$ million	1H19	2H18	1H18	2H17	2018
Net sales revenues from the Northern System[1]	21,265.1	20,472.8	13,837.5	14,168.6	34,310.3
% basis for calculation	1.8%	1.8%	1.8%	1.8%	1.8%
Remuneration on iron ore (R$ million)	**382.8**	**368.5**	**249.1**	**255.0**	**617.6**

[1] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

In Vale's Southeastern System, iron ore sales from the mineral deposits covered by the Private Deed for Shareholder Debentures totaled 1.415 billion metric tons until June 30th, 2019. It is expected that the cumulative sales volume of 1.7 billion metric tons, from which the sales of the Southeastern System are entitled to payment of the premium, will be achieved in October 2023, if annual sales of this System, covered by the Deed for Shareholder Debentures, remain equal to the sales volume of the last 12 months, ending in 1H19. It is important to note that this forecast may not be confirmed due to the impacts resulting from the rupture of the Dam I in Brumadinho.

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Copper concentrate

In 1H19, sales of copper concentrate from Sossego totaled 151 thousand metric tons, 19.2% lower than the 187 thousand metric tons in the previous semester.

Sales of this product generated net revenues of R$ 895.4 million, a 16.3% decrease when compared to the R$ 1,070.1 million in the previous semester.

The remuneration related to the sales of copper concentrate of R$ 11,192,359.35, is calculated from the application of the 1.25% percentage on the net sales revenue of R$ 895.4 million.

Remuneration on copper concentrate

R$ million	1H19	2H18	1H18	2H17	2018
Net sales revenue[1]	895.4	1,070.1	929.2	1,014.2	1,999.3
% basis for calculation[2]	1.25%	1.25%	1.25%	1.25%	1.25%
Remuneration on copper concentrate	**11.2**	**13.4**	**11.6**	**12.7**	**25.0**

[1] Gross sales minus expenses with transport and insurance and taxes on sales, which include taxes and contributions levied on sales separately, or on billing or gross revenues from sales, as well as the financial compensation due to the Brazilian Federal Government, States and Municipalities.

[2] On April 15, 1997, Vale only had a 50% stake in Mineração Serra do Sossego S.A. (Sossego). In 2001 Vale bought the remaining 50% of Sossego from Phelps Dodge do Brasil Mineração Ltda. Hence, the percentage basis for calculating remuneration is 2.5%, as described in the Deed of Issue of Debentures, multiplied by the Vale's share in the project at the time, 50%, and therefore, equal to 1.25%.

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Sales and leasing of mining rights

In 1H19 there was no leasing of mining rights contained in the Deed of Debentures.

In 1H19 there was no sale of area from the mining site contained in the Debentures Deed.

Losses of mining rights

In 1H19, there was no change in the number of areas and hectares compared to the previous period. There have not been movements in relation to publications that could alter the status of mining processes.

The mining rights in force on June 30th, 2019, covered by the Deed of Issue of Debentures, amount 313 processes, equivalent to 1,650,248.81 hectares and are shown on the maps and lists in the attached Inventory of Mining Rights.

Projects under development

On July 31st, 2019, Vale announced its 2Q19 financial results, which is available on our website: http://www.vale.com/EN/investors/information-market/quarterly-results/Pages/default.aspx

Production from S11D reached 34 Mt in 1H19.

The following table presents the evolution of the announced project related to future income from shareholders debentures.

Project	Status	Related future remuneration
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	• S11D (including mine, plant and associated logistics – CLN S11D) achieved the conclusion of the mine site and 98.1% progress at the logistic infrastructure sites. • The duplication of the railway reached 96.6% physical progress with 44 renovated yards out of a total of 55.	Payment of 1.8% of net sales as from the beginning of sales volumes from S11D.

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Attachment – Inventory of Mining Rights

Block	Municipality	State	Substance(s)	Hectares	Stage[1]
Cachoeiro	Cachoeiro do Itapemirim	ES	Limestone	683.23	Mining concession
Carajás	São Félix do Xingu, Parauapebas, Canaã dos Carajás, Marabá, Tucumã, Curionópolis e Água Azul do Norte	PA	Gold, silver, copper, iron, manganese, nickel, quartizito, granite, beryl, tin, tantalum	285,118.79	Mining concession
Corumbá	Ladário and Corumbá	MT	Iron	7,034.76	Mining concession
Espinhaço	Guanhães, Morro do Pilar, Sabinópolis, Senhora do Porto and Conceição do Mato Dentro	MG	Gold, iron	23,312.99	Mining concession
Gradaús	Rio Maria, Bannach, Cumarú do Norte, Ourilândia do Norte and Tucumã	PA	Tungsten, chromium, silver	53,488.17	Application to mine
Parú Jari Sul	Almeirim, Mazagão and Monte Alegre	AP, PA	Saprolite, sulphur, phosphate, manganese, gold, titanium	1,225,062.00	Application to carry out research
Quadrilátero Ferrífero	Santa Bárbara, Mariana, Nova Lima, Itabira, Brumadinho, Ouro Preto, São Gonçalo do Rio Abaixo, Barão de Cocais, Caeté, Rio Piracicaba e Catas Altas	MG	Dolomite, iron, gold, arsenic, vanadium, quartz, manganese, silver, nickel	35,304.65	Mining concession
Riacho dos Machados	Rio Pardo de Minas and Riacho dos Machados	MG	Iron	9,890.50	Application to mine
Vazante	Vazante, Coromandel and Lagamar	MG	Zinc	10,353.72	Research permit

[1] Most advanced stage of all areas in the block.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 30th, 2019		Director of Investor Relations

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